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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Composite Technology Corp.
(Name of Issuer)
Common Stock (CPTC)
(Title of Class of Securities)

20461S108
(CUSIP Number)
David Cohn 2 Johns Rd Setauket NY 11733 (631) 689-3841
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 17, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (3-06)

CUSIP No.	20461S108

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Estate of Peter J. Cohn 35-6821674

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		22,000,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		22,000,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	22,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.6%+

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
+ Based upon 288,269,660 shares outstanding as of February 9, 2010, as reported in the Form 10-Q of Composite Technology Corp. filed with the Securities and Exchange Commission on February 9, 2010.

ITEM 1. SECURITY AND ISSUER
The securities as to which this Schedule 13D relates are shares of common stock, par value $0.001 per share (the “Common Stock”), of Composite Technology Corp., a Nevada corporation (the “Issuer”), whose principal executive offices are located at 2026 McGaw Avenue, Irvine, CA 92614.
ITEM 2. IDENTITY AND BACKGROUND
(a)	Name: Estate of Peter J. Cohn

(b)	Address: c/o David Cohn, as Executor 2 Johns Road Setauket, NY 11733

(c)	Present Occupation: Not applicable.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: United States
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
The purchases described in Item 4 below were completed using personal funds of the Reporting Person.
ITEM 4. PURPOSE OF TRANSACTION
Between May 30, 2009 and September 18, 2009, the Reporting Person purchased 21,952,500 shares of Common Stock for investment purposes and, as of the initial filing of the Schedule 13D on November 27, 2009, beneficially owned 26,835,500 shares of Common Stock, representing at that time approximately 9.3% of the Issuer’s outstanding Common Stock.
Between November 27, 2009 and April 16, 2010, the Reporting Person sold a total of 4,835,500 shares of Common Stock. As of April 16, 2010, the Reporting Person owned 22,000,000 shares of Common Stock, representing approximately 7.6% of the Issuer’s outstanding Common Stock (based upon 288,269,660 shares outstanding as of February 9, 2010, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on February 9, 2010).
The Reporting Person has no other present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a-b)	The Reporting Person beneficially owns (with sole voting and dispositive power) 22,000,000 shares of Common Stock, which represents approximately 7.6% of the Issuer’s outstanding Common Stock (see Item 4 above).

(c)	During the past 60 days, the Reporting Person sold a total of 1,703,500 shares of Common Stock (4,835,500 shares of Common Stock were sold since the initial filing of the Schedule 13D on November 27, 2009).

(d-e)	Not applicable.

ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
Not applicable.
ITEM 7. MATERIAL REQUIRED TO BE FILED AS EXHIBITS.
None.
Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
April 23, 2010
Date

Signature
David Cohn — Executor of Estate of Peter J. Cohn
Name/Title
     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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